Form 10-K405, Exhibit 13
period 1996-12-31
AMYLIN PHARMACEUTICALS INC
filed 1997-03-28
CIK 881464

To Our Shareholders
1996 was our best year yet! During 1996, we progressed on schedule toward market launch of pramlintide, our diabetes drug candidate. We also initiated studies designed to help physicians and patients optimize the use of pramlintide in clinical practice following regulatory approval. For 1997, we are committed to a challenging development agenda which advances us toward filing for regulatory approval of pramlintide in North America and Europe by the end of 1998. In addition, we plan to continue broadening our research pipeline.

Progress During 1996
The most important event of the year was our announcement in August that Johnson & Johnson - following an interim analysis of our first two Phase III studies - had decided to continue the pramlintide collaboration. Consequently, we have initiated four additional pivotal studies, have expanded manufacturing activities required to meet projected demand for the product, and have intensified medical education efforts aimed at creating awareness of the role of amylin in glucose metabolism and diabetes.

We achieved all of our 1996 pramlintide milestones:
- Completed enrollment in the first two, one-year Phase III studies.
- Analyzed the interim three-month results of these two ongoing Phase III studies.
- Presented clinical results at scientific meetings and published articles in medical journals.
- Started the final four Phase III studies necessary for product registration.
- Manufactured key stability batches required for the New Drug Application.

We increased our cash reserves with the receipt of Johnson & Johnson's development funding and milestone-related payments and by raising $34 million in new equity. From June 1995 until the end of 1996, Johnson & Johnson's contribution to our collaboration has totaled approximately $91 million.

New Clinical Data
In 1996, we also announced additional data regarding the role of amylin as a partner hormone to insulin, and the clinical properties of pramlintide, a better synthetic analog of amylin. Most importantly:
- We confirmed in humans that amylin has at least two mechanisms which may contribute to the control of blood-glucose concentrations. In addition to slowing the inflow of glucose into the bloodstream by restraining gastric emptying, amylin also suppresses elevated post-meal glucagon secretion. This latter effect is potentially important, because excessive post-meal glucagon secretion in patients with diabetes stimulates liver-glucose production, thereby aggravating their chronic hyperglycemia.
- We replicated yet again the glucose lowering effects of pramlintide, and extended its record of safety and tolerability. In a Phase II study of 200 insulin-using patients with Type II diabetes, pramlintide lowered fructosamine, a marker in blood which reflects glucose control over the two-to-three week period prior to testing (see diagram this page). Including these results, pramlintide has been successful in improving glucose control in nine-out-of-nine Phase II trials. In clinical trials to date, pramlintide has been well tolerated at anticipated therapeutic doses, and we have observed no increase in the episodes of hypoglycemia in patients who have administered pramlintide injections in addition to their insulin therapy.
- We demonstrated that pramlintide may be syringe-mixed with any of the four most common forms of human insulin. Phase II studies indicated that there was no loss of pramlintide's glucose lowering activity when pramlintide was syringe-mixed with regular (short-acting) and/or NPH (intermediate-acting) insulins. In addition, these preliminary studies suggested that syringe-mixing pramlintide and NPH insulin may lead to improved glucose control compared to separate injections. We have submitted patent applications directed to this newly discovered potential benefit of mixing pramlintide and NPH insulin. Being able to syringe-mix pramlintide and insulin may lessen the need for people with diabetes to administer separate injections of these two agents and reduce the number of pramlintide doses for some patients.

We believe the scientific and clinical data reported in 1996 strengthen our hypothesis that amylin replacement therapy may benefit many patients with diabetes.



Expanded Research Pipeline

Until recently our scientific and clinical efforts have been tightly focused on amylin physiology and development. The complexity of pioneering a new field of physiology and the challenges of commercializing an important new diabetes drug demanded our full attention.
       In 1996, our situation began to change: most of the amylin-related work passed to our development, manufacturing, and marketing teams, with the result that our research scientists could begin to take on new projects aimed at diversifying our product pipeline. We began a series of new research initiatives aimed at advancing additional metabolic compounds into clinical development. Specifically, we:
- Acquired a novel diabetes drug lead extracted from Gila monster venom. Called exendin, this molecule displays a unique biological profile with multiple effects that are potentially relevant for treating diabetes. The preclinical work necessary to move it or an analog into human studies in 1998 is well underway.
- Acquired proprietary technology associated with GLP-1 secretion. Discovered a few years earlier than amylin, glucagon-like peptide-1 (GLP-1) is a gastrointestinal hormone with multiple effects on glucose metabolism. We have now staked out an intellectual property position in this field and are sponsoring clinical research aimed at further defining a possible role in treating diabetes.

Goals for 1997
Our overriding goal for 1997 continues to be to stay on track for filing pramlintide regulatory dossiers in North America and Europe by the end of 1998. In 1997, we are aiming to meet the key milestones listed in the table below.
       As described later in this report, the initiation of new research programs is also a growing priority now that pramlintide has progressed into full commercial development.
       In closing, we thank our employees, our friends at Johnson & Johnson, our many capable suppliers, and our loyal shareholders for making 1996 our best year yet. Together we are working toward a goal that could improve the prognosis for millions of patients with diabetes.

/S/ Richard M. Haugen                           /S/ Howard E. Greene
    Richard m. Haugen                               Howard E. Greene
    President and Chief Executive Officer           Chairman of the Board

Diabetes
Diabetes is a major global health problem which is inadequately treated by available drugs. The International Diabetes Federation estimates that over 100 million people worldwide are afflicted with this disease. Diabetes costs the American economy over $100 billion each year. Diabetes occurs when the pancreas no longer produces enough insulin, a hormone that regulates the metabolism of blood glucose. In Type I (juvenile-onset) diabetes, which afflicts about 10% of all people with diagnosed diabetes in developed countries, the pancreatic beta cells that make insulin have been destroyed. In the more prevalent form of diabetes, Type II (maturity-onset) diabetes, the insulin-producing cells are unable to produce enough insulin to compensate for the patient's poor sensitivity to insulin. In both Type I and Type II diabetes, the insulin deficiency results in an abnormally high blood-glucose concentration (hyperglycemia) which is an important cause of the degenerative complications associated with diabetes, including blindness, kidney failure, and nerve damage leading to amputations.
        Despite 75 years of efforts to improve insulin therapy, most people with diabetes have great difficulty achieving optimal glucose control with insulin alone. In June 1993, the National Institutes of Health announced the results of the Diabetes Control and Complications Trial (DCCT). This decade-long, prospective study of over 1,400 people with Type I diabetes found that those patients who used intensive insulin therapy to lower their blood-glucose concentrations closer to the concentrations measured in non-diabetic individuals reduced the risk of developing degenerative complications. New data analysis from the DCCT (Diabetes, October 1996) noted that while lowering average blood glucose into the normal range was the ideal, it was not necessary for patients to achieve a specific glycemic threshold to experience a clinical benefit. That is, any sustained lowering of glycated hemoglobin, a measure which reflects mean blood-glucose concentrations, resulted in a decrease in the risk of diabetic complications. However, in practice relatively few patients are able to maintain the difficult therapeutic regimen and lifestyle accommodations necessary to lower glycated hemoglobin via intensive insulin therapy. In addition, intensive insulin therapy resulted in weight gain and a three-fold increase in the incidence of serious hypoglycemia (dangerously low blood glucose) compared to conventional insulin therapy. There is general agreement that there is a significant need for new medicines for diabetes that can safely improve glucose control without imposing unacceptable treatment and cost burdens.

Amylin: The Partner Hormone in Glucose Control
In 1987, researchers at the University of Oxford discovered that the pancreatic beta-cells which make insulin also produce a second hormone, amylin. Both amylin and insulin concentrations normally increase after meals. In people with diabetes who need insulin therapy, both the endogenous insulin and amylin responses are deficient. Amylin has been shown to affect at least two processes which are intimately involved in normal glucose metabolism: it modulates glucose inflow into the bloodstream from the gastrointestinal tract, and it suppresses secretion of glucagon, a hormone which stimulates glucose production by the liver.

Pramlintide: The Drug Candidate
Since 1992, we have been conducting a series of clinical studies to determine if replacing the desired actions of amylin -- using pramlintide, a better, synthetic analog of human amylin -- can safely improve glucose control in people with diabetes. Pramlintide is currently in Phase III clinical trials in North America and Europe.
       Our pramlintide development program includes 20 completed Phase I and Phase II clinical studies involving more than 1,000 insulin-using people with diabetes. Over 750 people with diabetes have completed two- or four-week dosing periods in double-blind, placebo-controlled Phase II studies. In addition, the Phase II program has included several mechanism-of-action studies. Specific findings from these clinical investigations include the following:
o Pramlintide produced statistically significant and clinically relevant reductions in blood-glucose concentrations in nine-out-of-nine Phase II clinical trials assessing glucose control as measured: after meals in people with Type I and Type II diabetes who use insulin; over a 24-hour period in people with Type I diabetes; and over 28 days, by fructosamine, a surrogate marker which reflects average blood-glucose concentrations over the two-to-three weeks prior to testing, in people with Type I and Type II diabetes who use insulin.
o In contrast to intensive insulin therapy, glucose lowering was achieved in the Phase II pramlintide studies without an increase in the incidence of hypoglycemia compared to the placebo group.
o Pramlintide was well tolerated at the anticipated therapeutic doses.
o Syringe-mixing pramlintide and intermediate-acting insulin may lead to improved glucose control compared to separate injections.
o No clinically important safety concerns have arisen to date in Phase I, Phase II, and Phase III trials involving over 2,000 people.

Phase III Pivotal Clinical Trials
In June 1995, we began the PARADIGM trials, a Phase III program involving a series of six pivotal studies designed to assess the long-term safety and efficacy of pramlintide. The PARADIGM pivotal studies will involve approximately 2,600 people at more than 200 centers and are scheduled to be completed in 1998. Using data from the PARADIGM studies, we plan to file for regulatory approval of pramlintide in North America and Europe in late 1998.

The primary endpoint of the Phase III studies is reduction in glycated hemoglobin (HbA1c), a measurement that is well accepted by regulatory authorities and the medical community as the key indicator of long-term average blood-glucose concentrations and a predictor of long-term degenerative complications. HbA1c is the primary endpoint for marketing approval of other diabetes drugs which are designed to lower blood glucose. Also, changes in fructosamine have been shown to predict subsequent changes in HbA1c when the improvement in glucose control is maintained over time. Consequently, if the ability of pramlintide to lower 24-hour average blood glucose and fructosamine seen during Phase II studies translates into long-term efficacy as evidenced by a safe, clinically relevant, and statistically significant reduction in HbA1c in Phase III trials, we believe pramlintide should be approvable as a drug to improve glucose control in people with diabetes who use insulin therapy.

In mid-1995, we initiated a one-year Phase III efficacy study in people with Type I diabetes and another in those with Type II diabetes who use insulin to determine whether self-administered pramlintide can safely improve glucose control. Enrollment in both of these studies was completed in June 1996. We plan to disclose results from these first two Phase III studies in the third quarter of 1997.

In December 1996, we initiated the final-four Phase III PARADIGM studies in North America and Europe, two each in people with Type I and Type II diabetes who use insulin. In addition to evaluating long-term safety and HbA1c reduction, these trials are also examining a variety of dosing regimens to facilitate the integration of pramlintide into the patients' current insulin therapy. We are also conducting open-label safety studies, new-claims studies, mechanism-of-action studies, and drug-interaction studies.

Optimizing Pramlintide's Role in Clinical Practice
All Phase III pivotal studies are designed for one purpose: to establish for regulatory approval that a drug candidate is safe and effective for its intended indication. In such studies, physicians and patients are blinded to the dosing, and they are instructed to follow proscribed treatment regimens. For regulatory purposes, efficacy of a glucose-lowering diabetes drug is largely determined by a single measurement, namely the average reduction of glycated hemoglobin in the study population.

Of course, in clinical practice, physicians and patients are not blinded to dosing, and they adjust treatment regimens to optimize results for individual needs. It is also understood that effects other than just lowering glycated hemoglobin may be important for certain physicians and patients.

For these reasons, we are supplementing our pivotal trials with ancillary clinical studies designed to assist physicians and patients in achieving optimal benefits on an individual basis. In this regard, we are evaluating:
o Glucose-lowering effects for individual patients: Doctors do not treat "the mean of 100 patients," they treat individual patients. The average glucose-lowering effects of all diabetes drugs in test populations are comprised of a wide range of individual patient responses. Thus, we are developing data to show the distribution of pramlintide's glucose-lowering effects within our test populations in order to demonstrate the magnitude of clinical benefit that can be achieved by patients who may respond best to treatment with pramlintide.
o Dosing needs for individual patients: Diabetes is associated with abnormalities of three pancreatic hormones, insulin, amylin, and glucagon. Lifestyles, metabolic function, and hormone dysfunction vary widely among patients with diabetes. Thus, we are developing data to help achieve optimal amylin replacement therapy depending on the types of insulin used, the number of daily doses, the size of each dose, and lifestyle patterns of individual patients.
o Secondary clinical endpoints: Although improved glucose control (i.e., lower glycated hemoglobin) is the first goal of diabetes therapy, there are other treatment considerations which affect drug choices. For example, too much insulin causes hypoglycemia and weight gain, and may even contribute to cardiovascular problems. As a result, many patients who have achieved satisfactory glucose control desire to reduce their insulin dose. Thus, we are developing data about secondary endpoints, including reductions of insulin usage, mitigation of hypoglycemic events, and maintenance of appropriate weight, blood pressure, and lipid profiles.

Following regulatory approval of pramlintide, our marketing goal will be to meet the needs of physicians and patients in clinical practice. To achieve this goal, we have designed a development program whose three phases will comprise 40 studies involving almost 5,000 patients. Our pivotal studies include a multitude of dose levels and frequencies; we continue to conduct additional studies of various treatment options (e.g., syringe-mixing with insulin and use of pen injectors); and we are sponsoring open-label safety studies.

So far in 1997, we have reported the preliminary results of syringe-mixing with insulin, and we plan to report additional data from ancillary studies as they become available.

Johnson & Johnson Collaboration
In June 1995, we entered into a worldwide collaboration with Johnson & Johnson to develop and commercialize pramlintide. Under the collaboration agreement, we are the lead party in developing and registering pramlintide, and Johnson & Johnson is the lead party in commercializing and marketing pramlintide. We both share equally in the development and commercialization costs incurred for pramlintide as well as sharing equally in any profits or losses after commercial launch. Through December 1996, Johnson & Johnson has made payments to us totaling $91 million, including payment of one-half of pramlintide's development costs, license fees, milestone and option-fee payments, pre-launch marketing costs, and the purchase of $30 million of our common stock.

We believe that Johnson & Johnson brings unique characteristics to our partnership, given its established relationship with people who use insulin and its experience in marketing. Johnson & Johnson's pharmaceutical market access and established consumer relationships should provide the necessary platform for the future commercialization of pramlintide. In addition, Johnson & Johnson's LifeScan subsidiary, a global leader in the sale of blood-glucose monitors and test strips, has a strong franchise in the diabetes market that provides broad access to diabetes specialists and millions of people with diabetes.

In August 1996, we achieved the first milestone in the collaboration when, following an administrative interim review of data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. The review included an analysis of HbA1c reductions after three months of dosing in patients receiving pramlintide or placebo in the various arms of these two trials, and the safety data set which had accrued from these two studies. As a result, Johnson & Johnson made $22 million in milestone-related payments to the Company.

Johnson & Johnson's ongoing financial commitment includes the funding of 50% of development costs and 100% of pre-launch marketing costs (our one-half share to be repaid over time from future profits), as well as future potential milestone payments, license fees, $15 million in further equity investments, and a development loan for use in certain circumstances to cover our share of development expenses.

Expanding Medical Education Efforts
We and Johnson & Johnson have conducted market research with physicians and consumers in North America and Europe. We believe these studies have allowed us to optimize plans for commercial launch of pramlintide. These plans, developed jointly by us and Johnson & Johnson, are focused on building a solid foundation of opinion-leader advocacy and clinical support for the fundamental role of pramlintide in the regulation of blood-glucose levels. Our plans also identify key education initiatives and communication strategies for ensuring patient and physician knowledge.

Beyond Amylin: Expanding Our Product Portfolio
In September 1997, we will celebrate the tenth anniversary of our Company's founding. Until recently, we have focused primarily on understanding the role of amylin in metabolism and on showing how this knowledge can improve the treatment of diabetes. We are proud to be one of a very small number of biotechnology companies who, in their first decade, remained committed to their founding visions and created a first-in-class drug candidate addressing a major medical need in their own research labs.

Looking forward, we plan to continue investigating the full role and medical importance of amylin. Although we have confirmed in humans two mechanisms which likely account at least in part for amylin's effect in lowering blood-glucose concentrations after eating, our preclinical studies in animal models point to the possibility of other effects which may contribute to normal, healthy metabolism. For example, we have evidence in animal models that amylin may play a role in the homeostasis of bone metabolism, as well as the control of body weight, both of which are problems in diabetes. The discovery of amylin has opened a new window on endocrinology and metabolism - and we hope to discover other important medical uses for this human hormone.

Meanwhile, in 1996 we began the process of diversifying our research base to include other, non-amylin directed programs. We did so because:
o We have completed much of the basic preclinical research necessary to support submissions to regulatory authorities for marketing of amylin replacement therapy.
o Our expertise gained in exploring the biology and chemistry of amylin and several related compounds is directly applicable to the research of new drug targets for treating metabolic diseases, including diabetes, obesity, and dyslipidemia.
o Looking forward to the time when we plan for pramlintide to be on the market, we aim to have a diversified research and development pipeline that will optimize the probability of successful follow-on products.

Our three new research programs include the discovery and validation of biological molecules relevant to fat metabolism and obesity; exploration of the possible role for GLP-1 in treating Type I diabetes; and preclinical work toward beginning human studies of exendin as a drug candidate for treating Type I and insulin-using Type II diabetes. During 1997, we plan to continue announcing non-amylin research initiatives, and to report progress in each of these programs as new data become available.

Our Diversification Strategy
We are evaluating potential drug leads and product candidates against two criteria:
- Do they build on the technical and business competencies created by our pioneering research on amylin? In the last decade, we have established metabolic models for characterizing the biological activities of molecules in cell preparations, isolated tissues, and whole animals. We have accumulated substantial experience in the synthesis and testing of peptides, in the discovery and design of analogs of these peptides, and in the pharmacology of their interaction with several important families of receptors. We are organized to ensure an efficient interface between our preclinical research, product, and clinical development teams. We are experienced in collaborating with academic and industrial organizations - both big and small. And, we are willing to investigate ideas that may lie outside of conventional dogma in metabolism.
- Do they address large important, unmet medical needs in the field of metabolic disorders? An array of metabolic disorders includes diabetes, obesity, dyslipidemia, and other disorders - health problems which often cluster in the same individuals for reasons that are not yet clear. Two factors are driving the rationale for discovering new medicines to deal with these health problems:
First, increasing prosperity is resulting in longer life spans and more sedentary, high-calorie lifestyles - trends which have caused an alarming increase in the global incidence of metabolic disorders. Second, rapid advances in genomics, molecular biology, and drug-discovery technologies are providing realistic opportunities for new classes of medicines to deal with metabolic problems. In elucidating the role of the human hormone amylin in carbohydrate and lipid metabolism, we have built a corporate expertise in understanding complex metabolic pathways and abnormalities.

Thus, during 1997 we will aggressively pursue opportunities to work on ideas that may lead to the next generation of major metabolic drugs. Since a large amount of research is underway around the world in this arena, we plan to continue establishing collaborations that can ultimately feed our development pipeline. As pramlintide moves through late-stage clinical development, our credibility as pioneers in metabolic medicines is growing, and we will leverage that reputation to expand our product pipeline.

Going forward, we will become more commercially oriented as we expand manufacturing and marketing activities for pramlintide through our relationship with Johnson & Johnson. But we will never, never forget the roots of our success: we are a science-driven company focused on delivering innovative and important new medicines for better healthcare.

This Annual Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed herein, due to the research, development, and market risks which could adversely affect the Company's timeline for clinical trials, for regulatory approval, and if such approval is received, time to market thereafter. Additional risks and uncertainties are described in the Company's most recently filed SEC documents, such as its Form 10-K for the year ended December 31, 1996.

Selected Financial Data

Year ended December 31,                                 1996            1995            1994            1993            1992
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Operations Data:
Revenues under collaborative agreements:
  Related party                                     $ 35,803,000    $ 17,045,000               -               -               -
  Other                                                        -               -    $    500,000    $    667,000    $    667,000
--------------------------------------------------------------------------------------------------------------------------------
                                                      35,803,000      17,045,000         500,000         667,000         667,000
Expenses:
  Research and development                            64,998,000      39,337,000      30,255,000      18,988,000      15,368,000
  General and administrative                          10,420,000       8,318,000       6,383,000       4,387,000       2,834,000
--------------------------------------------------------------------------------------------------------------------------------
                                                      75,418,000      47,655,000      36,638,000      23,375,000      18,202,000

Net Interest Income                                    1,828,000       1,341,000       1,637,000       2,195,000       2,612,000
--------------------------------------------------------------------------------------------------------------------------------
Net loss                                            $(37,787,000)   $(29,269,000)   $(34,501,000)   $(20,513,000)   $(14,923,000)
--------------------------------------------------------------------------------------------------------------------------------
Net loss per share                                  $      (1.31)   $      (1.23)   $      (1.71)   $      (1.15)   $      (0.87)
--------------------------------------------------------------------------------------------------------------------------------
Shares used in calculating of
  net loss per share                                  28,744,822      23,853,606      20,184,875      17,867,399      17,111,374


Year ended December 31,                                 1996            1995           1994            1993            1992
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets Data:
Cash, cash equivalents and
  short-term investments                           $  62,123,000   $  53,521,000   $ 29,149,000   $  56,250,000    $ 54,331,000
Working capital                                       46,691,000      45,268,000     26,209,000      54,435,000      52,773,000
Total assets                                          73,533,000      61,949,000     37,306,000      62,029,000      57,823,000

Long term obligation under capital leases
  and long term equipment notes payable                1,990,000       1,410,000      2,177,000         819,000         720,000
Long term note payable to related party                4,345,000       1,020,000              -               -               -

Accumulated deficit                                 (155,105,000)   (117,318,000)   (88,049,000)    (53,548,000)    (33,035,000)
Total stockholders' equity                            48,534,000      49,754,000     30,869,000      58,162,000      53,866,000
--------------------------------------------------------------------------------------------------------------------------------

Since its inception the Company has never declared a cash dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the discussion in this report contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this report due to the research, development, and market risks which could adversely affect the Company's timeline for clinical trials, for regulatory approval, and if such approval is received, time to market thereafter. Additional factors that could cause or contribute to such differences include, without limitation, those discussed in the section entitled "Liquidity and Capital Resources" herein as well as those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 under the heading "Risk Factors."

       Since its inception in September 1987, Amylin Pharmaceuticals, Inc. ("Amylin Pharmaceuticals" or the "Company") has devoted substantially all of its resources to its research and development programs. Substantially all of the Company's revenues to date have been derived from fees and expense reimbursements under collaborative agreements and from interest income. Amylin Pharmaceuticals has not received any revenues from the sale of products. The Company has been unprofitable since its inception and expects to incur additional operating losses for the next several years. As of December 31, 1996, the Company's accumulated deficit was approximately $155 million.

Results of Operations for the Years Ended December 31, 1996, 1995 and 1994 Revenue The Company's revenues were $35.8 million in 1996, $17.0 million in 1995 and $0.5 million in 1994. The revenues recognized in 1996 and 1995 are related to the Company's Collaboration Agreement with LifeScan, Inc., a wholly owned subsidiary of Johnson & Johnson, hereinafter referred to as Johnson & Johnson. Revenues in 1996 were comprised of Johnson & Johnson's one-half share of collaboration development expenses incurred by the Company during the year and $7.0 million in milestone and option fee payments paid in the third quarter of the year. Revenues in 1995 were comprised of Johnson & Johnson's one-half share of collaboration development expenses incurred by the Company along with a license fee which was paid at the signing of the agreements. Revenues recognized in 1994 consisted of a research fee associated with the Company's research, development, and commercialization agreements which existed with Glaxo-Wellcome at that time. (Please see the "Liquidity and Capital Resources" section for further discussion of payments expected to be received by the Company in the future.)

Operating Expenses The Company's total operating expenses increased to $75.4 million in 1996 from $47.7 million in 1995 and $36.6 million in 1994, primarily due to increases in research and development activities during those periods.
       Research and development expenses increased to $65.0 million in 1996 from $39.3 million in 1995 and $30.3 million in 1994. The increase in these expenditures was primarily due to the costs of expanding pramlintide clinical development efforts. Several other factors also contributed to this increase, including increased staffing and expanded product development efforts.
       General and administrative expenses increased to $10.4 million in 1996 from $8.3 million in 1995 and $6.4 million in 1994. Several factors contributed to this increase, including increased pre-launch marketing efforts, increased staffing to support expanded development efforts, and increased facilities expenditures.

Other Income and Expense Interest and other income is principally comprised of interest income from investment of the Company's cash reserves. Interest and other income increased to $2.3 million in 1996 from $1.6 million in 1995. The increase was primarily due to an overall higher average cash balance available for investment in 1996 as compared to 1995. Interest and other income declined from $1.9 million in 1994 to $1.6 million in 1995. The decrease in interest and other income in 1995 as compared to 1994 was principally due to an overall lower average cash balance available for investment and lower interest rates.
       Interest and other expense is principally comprised of interest expense resulting from long-term debt obligations. Debt financing has been utilized by the Company to acquire laboratory and other equipment and to fund tenant improvements to the Company's facilities. In addition, in accordance with the terms of the Company's Collaboration Agreement with Johnson & Johnson, Johnson & Johnson has advanced the Company's share of pramlintide pre-launch marketing expenses incurred since the date of the collaboration, to be repaid with interest over time out of the Company's share of future pramlintide profits, if any. Interest and other expense was $0.4 million in 1996 as compared to $0.3 million in 1995 and $0.3 million in 1994. The increase in interest and other expense is reflective of an overall higher long-term debt balance for each of the years presented.

Net Loss The net loss for the year ended December 31, 1996 was $37.8 million as compared to a net loss of $29.3 million in 1995 and $34.5 million in 1994. The increase in the net loss in 1996 as compared to 1995 was the result of expanded clinical development and product development efforts in support of pramlintide. The decrease in the net loss in 1995 as compared to 1994 was the result of increased revenues received in 1995 as compared to 1994.
       Amylin Pharmaceuticals expects to incur substantial operating losses over the next several years due to continuing and increasing expenses associated with its research and development programs, including preclinical and clinical testing of multiple product candidates, and related general and administrative support. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

Liquidity and Capital Resources
Since its inception, the Company has financed its operations primarily through private placements of preferred stock, sales of common stock, its collaboration with Johnson & Johnson, and operating and capital lease obligations.
       In June 1995, the Company entered into a worldwide Collaboration Agreement with Johnson & Johnson for the development and commercialization of pramlintide, a diabetes drug candidate currently in Phase III clinical trials. In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement with Johnson & Johnson Development Corporation (a wholly owned subsidiary of Johnson & Johnson referred to herein as Johnson & Johnson) and a Loan Agreement with Johnson & Johnson.

       In August 1996, the Company achieved the first milestone in the collaboration when, based upon an administrative review of three-month data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. As a result, Johnson & Johnson made additional payments associated with the milestone to the Company totaling $22.0 million, in addition to providing significant ongoing development support. The additional payments associated with the milestone included $7.0 million in milestone and option fee payments and the purchase of $15.0 million of the Company's common stock. The milestone equity payment was completed on November 6, 1996 and resulted in the sale of 1.5 million of the Company's common shares to Johnson & Johnson. These shares were exempted from registration with the Securities and Exchange Commission in accordance with Section 4(2) of the Securities Act of 1993, as amended. In compliance with Food and Drug Administration guidelines, the data that were the subject of the administrative interim review may not be disclosed until the completion of the studies. There can be no assurance that such data will ultimately support the marketing approval of pramlintide as a drug for the treatment of diabetes.
       In March 1997, Johnson & Johnson exercised an option to broaden the scope of their existing collaboration on pramlintide and paid the Company $6 million to obtain additional rights for all amylin agonists for treatment or prevention of fuel metabolism disorders, including diabetes. The Company will lead the research and development while Johnson & Johnson will lead commercialization of any future product candidates.
       In addition to the above mentioned milestone-related payments and investment, Johnson & Johnson's financial commitment to the Company now includes the funding of 50% of development costs and 100% of pre-launch marketing costs (Amylin Pharmaceutical's one-half share to be repaid over time from future profits), as well as milestone payments, license fees, equity investments, and a development loan facility for use in certain circumstances. The Company will apply all of the license fees, any cash milestone payments, 50% of the proceeds from Johnson & Johnson's equity investments, and proceeds from draw downs under the development loan facility towards its share of pramlintide development expenses.
       Funding available to the Company from Johnson & Johnson as of December 31, 1996 under the development loan facility (the "Development Loan Facility") was $53.7 million. The aggregate amount of the Development Loan Facility is subject to adjustment for certain events, e.g., increased by 50% of any increases in the pramlintide development budget as of December 31, 1996 and decreased by 50% of the Company's net proceeds received from future debt or equity offerings to investors other than Johnson & Johnson or other corporate partners. The Company is required to issue a warrant to Johnson & Johnson to purchase 50,000 shares of the Company's common stock at an exercise price of $12.00 per share for every $1 million of proceeds borrowed by the Company under the Development Loan Facility. Under the terms of the Loan Agreement, the Company is eligible in certain circumstances to make quarterly draw downs on the then available Development Loan Facility based on pramlintide development expenses during specified periods. The projected aggregate amount available to be borrowed by the Company under the Development Loan Facility during 1997 is $38.9 million, which is subject to adjustment based on changes to the pramlintide development budget and on certain corporate financing activities.
       The Company is dependent on the future payments from Johnson & Johnson to continue development and commercialization of pramlintide. Johnson & Johnson may terminate the Collaboration Agreement subject to a notice period of six months. Johnson & Johnson's financial and other obligations under the Collaboration Agreement would continue during any such termination notice period. In addition, Johnson & Johnson has the right to terminate the Collaboration Agreement at any time based on material safety or tolerability issues. Without Johnson & Johnson's continued collaborative support, the Company might not be able to continue the pramlintide development program, and the Company's financial condition would be materially adversely affected.
       As of December 31, 1996, Johnson & Johnson entities have made various financial payments to the Company totaling approximately $91 million. These payments primarily include funding of one-half of the pramlintide development costs, the purchase of $30 million of the Company's common stock, milestone and option fee payments, and a license fee.
       At December 31, 1996, the Company had $62.1 million in cash, cash equivalents and short-term investments as compared to $53.5 million at December 31, 1995. The Company invests its cash in U.S. government and other highly rated liquid debt instruments.

       In November 1996, the Company completed concurrent stock offerings which raised net proceeds of approximately $33.8 million. A public offering of 2.0 million shares of its common stock provided net proceeds of approximately $18.8 million. Concurrent with the closing of this offering, in a separate transaction, the Company sold 1.5 million shares of its common stock directly to Johnson & Johnson providing net proceeds of approximately $15.0 million. Johnson & Johnson's purchase of such shares was the result of the Company's achievement of the first milestone in its collaboration with Johnson & Johnson in August 1996.
       The Company intends to use its financial resources for the ongoing development of pramlintide, including the Phase III efficacy studies, and for expansion of its other research, drug discovery and development programs, and other general corporate purposes. To the extent that clinical trials of the Company's compounds progress as planned, research and development expenses will include costs of supplying materials for and conducting pramlintide clinical trials, and research activities to further explore amylin biology, and research and development of other compounds targeted at metabolic diseases. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research and development programs, the results of preclinical and clinical studies, the timing of regulatory submissions and approvals, if any, technological advances, determinations as to commercial potential of the Company's compounds, and the status of competitive products. Expenditures will also depend upon the continued participation of Johnson & Johnson in the collaboration, the availability of additional sources of funds, the establishment of collaborative arrangements with other companies, and other factors.
       The Company currently leases or sub-leases approximately 84,000 square feet of space. The Company intends to sub-lease additional office and laboratory space for its research and development staffs in the first quarter of 1997. Should the Company lease this additional space, the terms of the lease will be at competitive market rates. At this time, the Company expects to incur approximately $5.3 million of capital expenditures in 1997. These expenditures will primarily be directed toward the purchase of new equipment to support research and development efforts and for tenant improvements for newly sub-leased space. In addition, some capital expenditures will be directed toward the purchase of equipment coming off of lease lines which will expire during the year. The Company has entered into a loan agreement for the financing of the majority of its equipment needs and intends to use this financing source during 1997. The Company anticipates that it will utilize approximately $3.4 million of debt financing and $1.9 million of its own cash reserves for capital expenditures in 1997. The terms of the Company's loan agreement call for amounts drawn down under the loan to be repaid monthly over a four year period.
       The Company does not expect to generate a positive internal cash flow for several years due to substantial additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs, and general and administrative expenses necessary to support such activities. In addition to the 1997 and 1998 funding of 50% of the six pivotal studies and other ancillary studies in the pramlintide clinical program, the Company plans to expand its research and development pipeline by licensing new technologies and product candidates. The Company anticipates that its existing cash including the proceeds of its stock offerings completed in November, interest income from cash investments, and financial payments and loan facilities from Johnson & Johnson, will be adequate to satisfy the Company's capital requirements through 1998. As an alternative to the additional funding available through the Johnson & Johnson Development Loan Facility (as described above), the Company may also consider additional equity offerings. Assuming continued participation by Johnson & Johnson, the Company believes it has reasonable alternatives to meet the financial needs of its programs. However, there can be no assurance that additional financial resources will be raised in the necessary time frame or on terms favorable to the Company.
       The Company cannot assure that any of its drug candidates will successfully meet all of their development goals. Important technical milestones remain to be achieved before Amylin Pharmaceuticals can commercialize any of its products, and failure to achieve these milestones could seriously jeopardize the Company's chances of success, and its financial condition would be adversely affected. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the magnitude of these programs, progress with preclinical and clinical trials, the time and costs involved in preparing regulatory submissions and seeking regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patents, competing technological and market developments, changes in the Johnson & Johnson collaboration, the ability of the Company to establish collaborative arrangements for its other research and development programs, and the cost of manufacturing scale-up.
       Prior to marketing, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the Food and Drug Administration (FDA) and equivalent foreign authorities. Human clinical testing is now underway on the Company's first product candidate, pramlintide. Subject to compliance with FDA regulations, the Company plans to complete extensive clinical testing to demonstrate optimal dose, safety, and efficacy for its product candidates in humans. Although preliminary clinical data about pramlintide's possible clinical value warrants continuing Phase III trials, there can be no assurance that these larger and longer studies will confirm the results of the Phase I and Phase II studies to date. Further testing of pramlintide and the Company's other product candidates in research or development may reveal undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. The Company or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the FDA to delay or suspend clinical trials. In addition, there can be no assurance that any of the Company's products will obtain FDA approval for any indication. Products, if any, resulting from Amylin Pharmaceuticals' research and development programs are not expected to be commercially available for a number of years.
       In addition, the Company believes that patent and other proprietary rights are important to its business, and in this regard intends to file applications as appropriate for patents covering both its products and processes. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. The Company has received letters from the University of Minnesota (the "University") asserting that pramlintide is covered by a patent (the "University Patent") which was licensed to the Company pursuant to a License Agreement dated November 11, 1991 among the Company, the University and Per Westermark ("Westermark") (the "University License Agreement"). In its letters, the University claims that it is entitled to 50% of any sublicense fees received by the Company from sublicensing the University Patent to Johnson & Johnson pursuant to the Company's Collaboration Agreement with Johnson & Johnson, as well as future royalties as specified in the University License Agreement. The Company has informed the University that no such sublicensing moneys have been received by the Company from Johnson & Johnson, who is not a sublicensee under the University Patent. On December 5, 1996, the Company filed a complaint against the University and Westermark in the U.S. District Court for the Southern District of California seeking a declaratory judgment that pramlintide is not covered by the University Patent and that no moneys are owed to the University or Westermark. Although discussions are underway with the University, the Company expects that the lawsuit will become active in the near future if agreement is not reached. The Company believes the University's assertions are without merit and intends to defend vigorously against any claims that may be brought by the University against the Company related to the foregoing. In addition, should any of the Company's competitors have prepared and filed patent applications in the United States which claim technology also invented by the Company, Amylin Pharmaceuticals may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office in order to determine priority of invention and, thus, the right to a patent for the technology, all of which could result in substantial cost to the Company to determine its rights. It is uncertain whether any third-party patents will require the Company to alter its products or processes, obtain licenses, or cease certain activities. If any licenses are required, there can be no assurances that the Company will be able to obtain any such license on commercially favorable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company.

CONSOLIDATED BALANCE SHEETS

December 31,                                                               1996             1995
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                           $  42,654,000    $    16,709,000
  Short-term investments                                                 19,469,000         36,812,000
  Receivable from related party                                           2,089,000            223,000
  Other current assets                                                    1,142,000          1,272,000
------------------------------------------------------------------------------------------------------
Total current assets                                                     65,354,000         55,016,000
------------------------------------------------------------------------------------------------------

December 31,                                                               1996              1995
-----------------------------------------------------------------------------------------------------
Property and equipment, at cost:
  Equipment                                                           $  11,480,000     $   8,370,000
  Leasehold improvements                                                  3,349,000         3,181,000
-----------------------------------------------------------------------------------------------------
                                                                         14,829,000        11,551,000

  Less accumulated depreciation and amortization                         (8,075,000)       (5,798,000)
-----------------------------------------------------------------------------------------------------
                                                                          6,754,000         5,753,000

Patents and other assets, net                                             1,425,000         1,180,000
-----------------------------------------------------------------------------------------------------
                                                                      $  73,533,000     $  61,949,000
-----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                    $   4,829,000     $   1,477,000
  Accrued liabilities                                                     4,628,000         2,886,000
  Deferred revenue from related party                                     7,954,000         4,618,000
  Current portion of obligations under capital
    leases and equipment notes payable                                    1,253,000           767,000
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                18,664,000         9,748,000

Obligations under capital leases and equipment notes payable              1,990,000         1,410,000

Note payable to related party                                             4,345,000         1,020,000

Other                                                                            --            17,000

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value, 7,500,000 shares authorized,
    none issued and outstanding                                                  --                --
  Common stock, $.001 par value, 50,000,000 shares authorized,
    31,977,186 and 28,017,839 issued and outstanding at
    December 31, 1996 and 1995, respectively                                 32,000            28,000
  Additional paid-in capital                                            204,800,000       166,994,000
  Accumulated deficit                                                  (155,105,000)     (117,318,000)
  Deferred compensation                                                  (1,177,000)               --
  Unrealized gains (losses) on short-term investments                       (16,000)           50,000
-----------------------------------------------------------------------------------------------------
Total stockholders' equity                                            $  48,534,000     $ 49,754,0000
-----------------------------------------------------------------------------------------------------
                                                                         73,533,000     $  61,949,000
-----------------------------------------------------------------------------------------------------

See accompanying notes.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,                            1996             1995              1994
------------------------------------------------------------------------------------------------
Revenues under collaborative agreements:
Related party                                   $ 35,803,000     $  17,045,000     $          --
Other                                                     --                --           500,000
------------------------------------------------------------------------------------------------
                                                  35,803,000        17,045,000           500,000
Expenses:
Research and development                          64,998,000        39,337,000        30,255,000
General and administrative                        10,420,000         8,318,000         6,383,000
------------------------------------------------------------------------------------------------
                                                  75,418,000        47,655,000        36,638,000
------------------------------------------------------------------------------------------------
Loss from operations                             (39,615,000)      (30,610,000)      (36,138,000)

Interest and other income                          2,274,000         1,640,000         1,899,000
Interest and other expense                          (446,000)         (299,000)         (262,000)
------------------------------------------------------------------------------------------------
Net loss                                        $(37,787,000)    $ (29,269,000)    $ (34,501,000)
------------------------------------------------------------------------------------------------

Net loss per share                              $      (1.31)    $       (1.23)    $       (1.71)
------------------------------------------------------------------------------------------------
Shares used in computing net loss per share       28,744,822        23,853,606        20,184,875
------------------------------------------------------------------------------------------------

See accompanying notes.


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                 Additional
                                                                                  Common stock    paid-in        Accumulated
For the three years ended December 31, 1996                            Shares        Amount       capital          deficit
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                         19,675,715     $20,000     $113,066,000    $ (53,548,000)
  Cumulative effect of adjustment for
    unrealized gains on available-for-sale securities                        --          --               --               --
  Issuance of common stock in private placement                       1,044,858       1,000        6,734,000               --
  Repurchase of common stock                                             (2,078)         --               --               --
  Issuance of common stock upon exercise of options                     109,833          --          422,000               --
  Repayment of notes receivable for issuance of common stock                 --          --               --               --
  Amortization of deferred compensation                                      --          --               --               --
  Unrealized loss on available-for-sale securities                           --          --               --               --
  Net loss                                                                   --          --               --      (34,501,000)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                         20,828,328      21,000      120,222,000      (88,049,000)
  Issuance of common stock in private placement                       1,086,957       1,000        7,477,000               --
  Issuance of common stock in public offerings                        6,010,769       6,000       38,969,000               --
  Issuance of common stock upon exercise of options                      91,785          --          409,000               --
  Repayment of notes receivable for issuance of common stock                 --          --               --               --
  Deferred compensation related to stock options                             --          --          (83,000)              --
  Amortization of deferred compensation                                      --          --               --               --
  Unrealized gain on available-for-sale securities                           --          --               --               --
  Net loss                                                                   --          --               --      (29,269,000)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                         28,017,839      28,000      166,994,000     (117,318,000)
  Issuance of common stock in public offering                         2,012,500       2,000       18,767,000               --
  Issuance of common stock in private placement                       1,500,000       1,000       14,999,000               --
  Issuance of common stock upon exercise of options                     446,847       1,000        1,967,000               --
  Deferred compensation related to stock options                             --          --        2,073,000               --
  Amortization of deferred compensation                                      --          --               --               --
  Unrealized loss on available-for-sale securities                           --          --               --               --
  Net loss                                                                   --          --               --      (37,787,000)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                         31,977,186     $32,000     $204,800,000    $(155,105,000)
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                     Unrealized
                                                                                Notes receivable  gains (losses) on      Total
                                                                   Deferred           from           short-term       stockholders'
For the three years ended December 31, 1996                      Compensation     stockholders       investments         equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                     $(1,284,000)     $(92,000)          $      --        $ 58,162,000
  Cumulative effect of adjustment for
    unrealized gains on available-for-sale securities                     --            --               5,000               5,000
  Issuance of common stock in private placement                           --            --                  --           6,735,000
  Repurchase of common stock                                              --            --                  --                  --
  Issuance of common stock upon exercise of options                       --            --                  --             422,000
  Repayment of notes receivable for issuance of common stock              --        71,000                  --              71,000
  Amortization of deferred compensation                              668,000            --                  --             668,000
  Unrealized loss on available-for-sale securities                        --            --            (692,000)           (692,000)
  Net loss                                                                --            --                  --         (34,501,000)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                        (616,000)      (21,000)           (687,000)         30,870,000
  Issuance of common stock in private placement                           --            --                  --           7,478,000
  Issuance of common stock in public offerings                            --            --                  --          38,975,000
  Issuance of common stock upon exercise of options                       --            --                  --             409,000
  Repayment of notes receivable for issuance of common stock              --        21,000                  --              21,000
  Deferred compensation related to stock options                      83,000            --                  --                  --
  Amortization of deferred compensation                              533,000            --                  --             533,000
  Unrealized gain on available-for-sale securities                        --            --             737,000             737,000
  Net loss                                                                --            --                  --         (29,269,000)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                              --            --              50,000          49,754,000
  Issuance of common stock in public offering                             --            --                  --          18,769,000
  Issuance of common stock in private placement                           --            --                  --          15,000,000
  Issuance of common stock upon exercise of options                       --            --                  --           1,968,000
  Deferred compensation related to stock options                  (2,073,000)           --                  --                  --
  Amortization of deferred compensation                              896,000            --                  --             896,000
  Unrealized loss on available-for-sale securities                        --            --             (66,000)            (66,000)
  Net loss                                                                --            --                  --         (37,787,000)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                     $(1,177,000)     $     --           $ (16,000)       $ 48,534,000
-----------------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                                                             1996             1995              1994
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net loss                                                                         $(37,787,000)    $(29,269,000)     $(34,501,000)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization                                                     2,345,000        2,069,000         1,625,000
  Deferred revenue from related party                                               3,336,000        4,618,000          (500,000)
  Deferred rent and other expense                                                     (25,000)         (25,000)          (32,000)
  Amortization of deferred compensation                                               896,000          533,000           668,000
  Changes in operating assets and liabilities:
  Receivable from related party                                                    (1,866,000)        (223,000)               --

Years ended December 31,                                                             1996             1995              1994
--------------------------------------------------------------------------------------------------------------------------------
  Other current assets                                                                130,000            6,000          (113,000)
  Accounts payable                                                                  3,352,000          302,000           710,000
  Accrued liabilities                                                               1,750,000          765,000           758,000
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows used in operating activities                                       (27,869,000)     (21,224,000)      (31,385,000)

Investing Activities:
Purchases of short-term investments                                               (38,972,000)     (38,208,000)       (8,516,000)
Maturities of short-term investments                                               29,642,000       11,326,000        24,962,000
Sales of short-term investments                                                    26,607,000       12,595,000         7,271,000
Purchase of equipment and leasehold improvements                                   (3,278,000)      (1,999,000)       (2,578,000)
Increase in patents and other assets                                                 (313,000)        (124,000)         (150,000)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows provided by (used in) investing activities                          13,686,000      (16,410,000)       20,989,000

Financing Activities:
Issuance of notes payable                                                           5,379,000        1,020,000         1,250,000
Principal payments on capital leases and equipment notes payable                     (988,000)        (921,000)         (780,000)
Issuance of common stock, net                                                      35,737,000       46,883,000         7,228,000
--------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by financing activities                                        40,128,000       46,982,000         7,698,000
--------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                   25,945,000        9,348,000        (2,698,000)

Cash and cash equivalents at beginning of year                                     16,709,000        7,361,000        10,059,000
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $ 42,654,000     $ 16,709,000      $  7,361,000
--------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information:
Interest paid                                                                    $    281,000     $    290,000      $    262,000
--------------------------------------------------------------------------------------------------------------------------------

Supplemental Schedule of Noncash Investing and Financing Activities:
Capital lease obligations entered into for equipment                             $         --     $         --      $  1,163,000
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Notes to Consolidated Financial Statements
1. The Company and Summary of Significant Accounting Policies:
The Company Amylin Pharmaceuticals ("Amylin" or the "Company") was incorporated in Delaware on September 29, 1987. The Company is focused on developing novel therapeutics for treating people with metabolic disorders. The Company is conducting a series of Phase III clinical trials of its lead drug candidate, Pramlintide, which is being developed to improve glucose control in people with Type I (juvenile-onset) and Type II (maturity-onset) diabetes who use insulin.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Amylin Europe Limited. All significant intercompany transactions and balances have been eliminated in consolidation.

Research Revenues Under Collaborative Agreements and Research and Development
Costs: Research revenues under collaborative agreements are recorded when earned as research activities are performed. Payments in excess of amounts earned are deferred. Research and development costs are expensed as incurred.

Cash, Cash Equivalents and Short-term Investments: Cash, cash equivalents and short-term investments consist principally of U.S. government securities and other highly liquid debt instruments. The Company considers instruments with remaining maturities of less than 90 days when purchased to be cash equivalents.

Concentration of Credit Risk: The Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity. These guidelines are periodically reviewed.

Investments: The Company has classified its debt securities as available-for-sale, and accordingly, carries its short-term investments at fair value, and unrealized holding gains or losses on those securities are carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

Asset Impairments: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

Depreciation and Amortization: Depreciation of equipment is computed using the straight-line method over two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Amortization of equipment under capital leases is reported with depreciation of property and equipment. Patents consist of patent filing costs which are amortized over the shorter of the legal life or the estimated useful life of the patents when issued.

Net Loss Per Share: Net loss per share is computed using the weighted average number of shares outstanding during the periods presented in the accompanying statements of operations.

Options: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB 25") in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments
The following is a summary of investments as of December 31, 1996 and 1995, including $31,543,000 and $12,114,000 classified as cash equivalents in the accompanying balance sheets as of December 31, 1996 and 1995, respectively.

                                                                Available-for-Sale Securities
                                                                   Gross             Gross
                                                                Unrealized         Unrealized           Estimated
                                                   Cost            Gains             Losses             Fair Value
-------------------------------------------------------------------------------------------------------------------
December 31, 1996
U.S. Treasury securities and obligations of
  U.S. government agencies                      $21,955,000     $    --            $(13,000)            $21,942,000
Corporate debt securities                        29,073,000          --              (3,000)             29,070,000
-------------------------------------------------------------------------------------------------------------------
Total                                           $51,028,000     $    --            $(16,000)            $51,012,000
-------------------------------------------------------------------------------------------------------------------

                                                                Available-for-Sale Securities
                                                                   Gross             Gross
                                                                Unrealized         Unrealized           Estimated
                                                   Cost            Gains             Losses             Fair Value
-------------------------------------------------------------------------------------------------------------------
December 31, 1995
U.S. Treasury securities and obligations
  of U.S. government agencies                   $43,750,000     $78,000            $(28,000)            $43,800,000
Corporate debt securities                         5,126,000          --                  --               5,126,000
-------------------------------------------------------------------------------------------------------------------
Total                                           $48,876,000     $78,000            $(28,000)            $48,926,000
-------------------------------------------------------------------------------------------------------------------

       The gross realized gains on sales of available-for-sale securities totaled $29,000 and $3,000 and the gross realized losses totaled $5,000 and $122,000 for the years ended December 31, 1996 and 1995, respectively.
       The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                               Estimated
                                Cost           Fair Value
---------------------------------------------------------
Available for sale:
  Due in one year or less    $51,028,000      $51,012,000
---------------------------------------------------------

3. Commitments
Leases: The Company leases its facilities and certain machinery and equipment under operating and capital leases. The minimum annual rent on the Company's facilities is subject to increases based on changes in the Consumer Price Index (subject to certain minimum and maximum bi-annual increases), stated rental adjustment terms of certain leases, taxes, insurance and operating costs. Certain leases contain provisions which call for a security deposit or letter of credit to be provided should the Company's cash balances fall below certain minimum levels. The Company's equipment leases contain provisions which provide the Company with the right to buy the equipment at the end of the lease term. Certain equipment leases require the Company to provide the lessor with a guaranteed residual at the end of the lease term at which time title to the equipment passes to the Company.


Minimum future obligations for capital and operating leases for years ending after December 31, 1996 are as follows:

                                                                Operating               Capital
--------------------------------------------------------------------------------------------------
1997                                                            $1,241,000              $  588,000
1998                                                               338,000                 230,000
1999                                                               277,000                      --
2000                                                               130,000                      --
                                                                ----------              ----------
Total minimum lease payments                                    $1,986,000                 818,000
                                                                ==========
Less amount representing interest                                                          (59,000)
                                                                                        ----------
Present value of future minimum capital lease payments                                     759,000
Less amount due in one year                                                               (531,000)
                                                                                        ----------
Long-term portion of obligations under capital lease                                    $  228,000
--------------------------------------------------------------------------------------------------

Rent expense for 1996, 1995 and 1994 was $2,315,000, $2,283,000, and $2,172,000,
respectively.

Cost and accumulated depreciation of equipment under capital leases were as follows:

                                                Accumulated
                                Cost            Depreciation
------------------------------------------------------------
December 31, 1996            $4,278,000          $3,813,000
December 31, 1995            $4,282,000          $3,307,000
------------------------------------------------------------

Debt: As of December 31, 1996, the Company had an outstanding loan of $651,000 for financing of equipment and tenant improvements. The loan must be repaid over a forty-eight month period which commenced February 1, 1995. Monthly payments include principal and interest of prime plus 1.75% (10.00% at December 31, 1996) of the outstanding principal balance. Principal payments due in 1997 through 1999 are $313,000, $313,000 and $25,000, respectively. The loan agreement contains provisions for the complete repayment of any outstanding principal balance should the Company's cash balances fall below certain minimum levels.
       In 1996, the Company entered into a master line of credit agreement (as amended) to provide up to $5,000,000 of net financing for standard equipment through December 31, 1997. As of December 31, 1996, the Company had an outstanding loan balance of $1,833,000 and approximately $2.9 million was available to the Company at that date. Borrowings under each loan schedule are payable over a forty-eight month period to include principal and interest based on the average of three and five-year U.S. Treasury maturities (approximately 10.30% at December 31, 1996). Principal payments due in 1997 through 2000 are $409,000, $456,000, $508,000, and $460,000, respectively. The credit agreement will provide the lender with security interest in all equipment financed under the line and will require payment of a security deposit should the Company's cash balances fall below certain minimum levels.
       The Company had a revolving line of credit which provided up to $1,500,000 of financing for normal business operations and working capital needs. The revolving line of credit expired on March 31, 1996. The Company did not renew the line of credit.

4. Stockholders' Equity
Stock Purchase Plan: In November 1991, the Company adopted the Employee Stock Purchase Plan (the Purchase Plan), under which 500,000 shares of common stock may be issued to eligible employees, including officers. The price of common stock under the Purchase Plan is equal to the lessor of 85% of the market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 1996, 243,056 shares of common stock had been issued under the plan.

Stock Options: Under the Company's 1991 Stock Option Plan (the "Plan"), 7,000,000 shares of common stock are reserved for issuance upon exercise of options granted to employees and consultants of the Company. The Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. Additionally, the Company is authorized to issue supplemental stock options for up to 70,000 options outside of the Plan. The maximum term of all options granted is ten years.

Under the Company's Non-Employee Directors' Stock Option Plan (the "Directors Plan") 350,000 shares of common stock are reserved for issuance upon exercise of nonqualified stock options granted to Non-Employee Directors of the Company.

The following table summarizes option activity:

                                                      Weighted
                                        Shares        Average
                                        Under         Exercise
                                        Option         Price
--------------------------------------------------------------
Outstanding at December 31, 1993        1,971,982     $ 8.20
     Granted                            2,445,526     $ 9.08
     Exercised                            (54,025)    $ 2.09
     Cancelled                           (839,847)    $11.67
--------------------------------------------------------------
Outstanding at December 31, 1994        3,523,636     $ 8.08
     Granted                            3,152,238     $ 5.14
     Exercised                            (21,331)    $ 3.29
     Cancelled                         (2,346,310)    $ 8.48
--------------------------------------------------------------
Outstanding at December 31, 1995        4,308,233     $ 5.74
     Granted at market                  1,709,796     $10.94
     Granted below market                 218,000     $ 7.75
     Exercised                           (404,671)    $ 4.46
     Cancelled                           (331,576)    $ 9.43
--------------------------------------------------------------
Outstanding at December 31, 1996        5,499,782     $ 7.31
--------------------------------------------------------------

At December 31, 1996, 1,389,737 shares remained available for grant or sale.

Following is a further breakdown of the options outstanding as of December 31, 1996:

                                     Weighted average                                   Weighted average
      Range of            Options       remaining     Weighted average     Options      exercise price of
   exercise prices      outstanding   life in years    exercise price    exercisable   options exercisable
----------------------------------------------------------------------------------------------------------
   $2.00                   302,016        4.88             $ 2.00           302,016          $ 2.00
   $4.50 - $6.75         2,286,281        7.21               4.78         1,602,420            4.73
   $6.875 - $10.00       1,436,755        8.97               7.86           311,442            7.70
   $10.625 - $13.50      1,474,730        8.98              11.78           400,681           11.14
----------------------------------------------------------------------------------------------------------
                         5,499,782        8.02             $ 7.31         2,616,559          $ 5.75
----------------------------------------------------------------------------------------------------------

       In August 1994, the Board of Directors approved a plan whereby each employee option holder, excluding officers and directors of the Company, could have exchanged all of his or her current vested and unvested options on a one-for-one basis for new options priced at the market value as of August 26, 1995. Options for an aggregate of 730,920 shares at an average price of $11.73 were exchanged for replacement options with an exercise price of $8.50. These replacement options vest based on the original grant date but required that the employee continue their employment with the Company for a minimum of one year from the date of repricing in order to earn any vesting privileges. The replacement options are included as both grants and cancellations in the above summary of stock option activity.
       In March 1995, the Board of Directors approved a plan for which employee option holders, excluding the Chief Executive Officer and non-employee directors of the Company, could have exchanged all of his or her current vested and unvested options on a one-for one basis for new options priced at the market value as of April 3, 1995. An aggregate of 2,184,792 options at an average price of $8.56 were exchanged for options with an exercise price of $4.50. These replacement options vest based on the original grant date but required that the employee continue their employment with the Company for a minimum of one year from the date of repricing in order to earn any vesting privileges. The replacement options are included in grants and cancellations in the above summary of stock option activity.
       Adjusted pro forma information regarding net income or loss and net income or loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the "Black-Scholes" method for option pricing with the following weighted average assumptions for both 1995 and 1996: risk-free interest rates of 6.39%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 65%; and a weighted-average expected life of the option of five years. For purposes of adjusted pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period. The Company's adjusted pro forma information is as follows:

Year ended December 31,                         1996                1995
----------------------------------------------------------------------------
Adjusted pro forma net loss                 $(41,969,000)       $(31,576,000)
Adjusted pro forma net loss per share       $      (1.46)       $      (1.32)
----------------------------------------------------------------------------

The weighted-average fair value of options granted during 1996 and 1995 was $6.67 and $3.17, respectively.

The pro forma effect on net loss for 1996 and 1995 is not likely to be representative of the effects on reported net income or loss in future years because these amounts reflect only two years or one year of vesting, respectively.

5. Collaborative Agreements
Johnson & Johnson: In June 1995, the Company entered into a worldwide Collaboration Agreement (the "Collaboration Agreement") with LifeScan, Inc. for the development and commercialization of pramlintide, a diabetes drug candidate currently in Phase III clinical trials. In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement with Johnson & Johnson Development Corporation ("JJDC") and a Loan Agreement with Johnson & Johnson.

LifeScan, Inc. and JJDC, each of which are wholly-owned subsidiaries of Johnson & Johnson, are referred to herein as Johnson & Johnson.
       As of December 31, 1996, Johnson & Johnson entities have made various financial payments to the Company totaling approximately $91.0 million. These payments primarily include funding of one-half of the pramlintide development costs, the purchase of $30 million of the Company's common stock, a milestone and option fee payment and a license fee.
       In August 1996, the Company achieved the first milestone in the collaboration when, based upon an administrative review of three-month data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. As a result, Johnson & Johnson made additional payments associated with the milestone to the Company totaling $22.0 million, in addition to providing significant ongoing development support. The additional payments associated with the milestone included $7.0 million in milestone and option fee payments recognized as revenue in the third quarter of 1996 and the purchase of $15.0 million of the Company's common stock.
       In addition to the above mentioned milestone related payments and investment, Johnson & Johnson's financial commitment to the Company now includes the funding of 50% of development costs and 100% of pre-launch marketing costs (the Company's one-half share to be repaid over time from future profits), as well as milestone payments, license fees, equity investments and a development loan facility for use in certain circumstances. The Company will apply all of the license fees, cash milestone payments, 50% of the proceeds from Johnson & Johnson's equity investments and proceeds from draw downs under the development loan facility towards its share of pramlintide development expenses.
       Pursuant to the Collaboration Agreement, both parties will share equally in the development and commercialization costs incurred for pramlintide as well as share equally in any profits or losses recognized after commercial launch. In this regard, Johnson & Johnson will pay the Company on a quarterly basis in advance for one half of the Company's development expenses related to pramlintide. Johnson & Johnson will fund 100% of the pramlintide pre-launch marketing expenses, and the Company will repay over time its one-half share out of future profits. As of December 31, 1996, the Company owed Johnson & Johnson approximately $4.3 million, bearing interest at the Prime Rate (8.25% at December 31, 1996), for its share of pre-launch marketing expenses. Johnson & Johnson also will reimburse the Company for one-half of all pramlintide related external patent costs incurred. Payments from Johnson & Johnson to the Company for development expenses will be recognized as revenue in the period in which they are earned.
       Johnson & Johnson paid the Company a license fee which was recognized as revenue upon the signing of the Collaboration Agreement in 1995. Approximately $27.4 million and $12.0 million of development payments made to the Company were recognized as revenues under collaborative agreements during 1996 and 1995, respectively. The 1996 revenue under collaborative agreements also include $1.4 million which was earned by the Company during the year but which is outstanding as a short-term receivable due from Johnson & Johnson as of December 31, 1996. Also included in receivables from related party at December 31, 1996 is $0.7 million of pre-marketing expenses due to the Company from Johnson & Johnson. Additionally, the Company's December 31, 1996 balance sheet includes approximately $8.0 million in short-term deferred revenues reflecting amounts advanced from Johnson & Johnson for projected development expenses for the first quarter of 1997.
       In accordance with the terms of the Stock Purchase Agreement, Johnson & Johnson purchased 724,638 shares of the Company's common stock upon the signing of the Collaboration Agreement providing the Company with net proceeds of approximately $5.0 million. In accordance with the terms of the Stock Purchase Agreement, the Company exercised its right to sell additional shares of its common stock to Johnson & Johnson in 1995 and 1996 resulting in net proceeds of $10.0 million and $15.0 million, respectively. The total number of shares sold to Johnson & Johnson during 1995 and 1996 was 3,455,407. Johnson & Johnson's common stock ownership represents approximately 10.8% of the Company's common shares outstanding at December 31, 1996, and therefore, Johnson & Johnson is considered a related party. The Company also has the right to sell additional shares of its common stock to Johnson & Johnson resulting in net proceeds of up to $15.0 million dependent on the achievement of a certain additional milestone.
       In addition, the parties have entered into a Loan Agreement under which Johnson & Johnson has agreed to provide to the Company a development loan facility (the "Development Loan Facility") for use in certain circumstances to cover the Company's share of development expenses related to the Collaboration Agreement. The aggregate amount of the Development loan Facility was $53.7 million as of December 31, 1996 and is subject to adjustment for certain events, e.g. increased by 50% of any increases in the pramlintide development budget as of December 31, 1996 and decreased by 50% of the Company's net proceeds received from future equity and debt offerings after December 31, 1995 to investors other than Johnson & Johnson or other corporate partners. The Company is required to issue a warrant to Johnson & Johnson to purchase 50,000 shares of the Company's common stock at an exercise price of $12.00 per share for every $1 million of proceeds borrowed by the Company under the Development Loan Facility. Under the terms of the Loan Agreement, the Company is eligible in certain circumstances to make quarterly draw downs on the then available Development Loan Facility based on pramlintide development expenses during specified periods. The projected aggregate amount available to be borrowed by the Company under the Development Loan Facility during 1997 is $38.9 million, which is subject to adjustment based on changes to the pramlintide development budget and on certain corporate financing activities.
       Johnson & Johnson may terminate the Collaboration Agreement subject to a notice period of six months. Johnson & Johnson's financial and other obligations under the Collaboration Agreement would continue during any such termination notice period. In addition, Johnson & Johnson has the right to terminate the Collaboration Agreement at any time based on material safety or tolerability issues.

Contingencies: The Company has received letters from the University of Minnesota (the "University") asserting that pramlintide is covered by a patent (the "University Patent") which was licensed to the Company pursuant to a License Agreement dated November 11, 1991 among the Company, the University and Per Westermark ("Westermark") (the "University License Agreement"). In its letters, the University claims that it is entitled to 50% of any sublicense fees received by the Company from sublicensing the University Patent to Johnson & Johnson pursuant to the Company's Collaboration Agreement with Johnson & Johnson, as well as future royalties as specified in the University License Agreement. The Company has informed the University that no such sublicensing moneys have been received by the Company from Johnson & Johnson, who is not a sublicensee under the University Patent. On December 5, 1996, the Company filed a complaint against the University and Westermark in the U.S. District Court for the Southern District of California seeking a declaratory judgment that pramlintide is not covered by the University Patent and that no moneys are owed to the University or Westermark. Although discussions are underway with the University, the Company expects that the lawsuit will become active in the near future if agreement is not reached. The Company believes the University's assertions are without merit and intends to defend vigorously against any claims that may be brought by the University against the Company related to the foregoing.

6. Income Taxes
Significant components of the Company's deferred tax assets as of December 31, 1996 and 1995 are shown below. A valuation allowance of $67,590,000, of which $17,377,000 is related to 1996, has been recognized as of December 31, 1996 to offset the deferred tax assets as realization of such assets is uncertain.

                                                        1996            1995
--------------------------------------------------------------------------------
Deferred tax assets:
       Capitalized research expenses                $  6,760,000    $  6,117,000
       Net operating loss carryforwards               48,560,000      34,920,000
       Research and development credits                7,355,000       7,217,000
       Other                                           4,915,000       1,959,000
--------------------------------------------------------------------------------
Total deferred tax assets                             67,590,000      50,213,000
Valuation allowance for deferred tax assets          (67,590,000)    (50,213,000)
--------------------------------------------------------------------------------
Net deferred tax assets                             $         --    $         --
--------------------------------------------------------------------------------

Approximately $196,000, of the valuation allowance for deferred tax assets relates to stock option deductions which when recognized will be allocated directly to additional paid-in capital.
       At December 31, 1996, the Company has federal, California and foreign tax net operating loss carryforwards of approximately $136,629,000, $12,629,000 and $1,395,000, respectively. The difference between the federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The federal tax loss carryforwards will begin expiring in 2002 unless previously utilized, and the california tax loss carryforwards began expiring in 1996. The

Company also has federal and California research and development tax credit carryforwards of $6,116,000 and $1,688,000, respectively, which will begin expiring in 2002 unless previously utilized.

Under the Tax Reform Act of 1986, the use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three year period. Management believes such change in ownership has not occurred.

                                                  REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Amylin Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial states are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        /s/  ERNST & YOUNG LLP

San Diego, California
January 24, 1997

STOCK PRICES
Common Stock Performance
The Company's common stock began trading on the Nasdaq National Market System under the symbol "AMLN" on January 17, 1992. The following table presents quarterly information on the price range of the common stock. This information indicates the high and low last sales price reported by the Nasdaq National Market System. These prices do not include retail markups, markdowns, or commissions.

                    1996               1995              1994             1993             1992
------------------------------------------------------------------------------------------------------
               High      Low      High      Low     High     Low     High     Low     High     Low
------------------------------------------------------------------------------------------------------
1st Qtr*    $13-1/2    $ 9-1/4    6-1/4    4-1/4   14-3/4  10-1/4    14-3/4   7-1/2   23      13-1/4
2nd Qtr      12-1/4      9        8        3-5/8   12-1/4   5-3/4    10-3/4   8       13-1/2   6-1/2
3rd Qtr      13-5/8      8-1/8    9        6-3/4    8-5/8   5-3/4    12-1/4   8-1/2   10       5-3/4
4th Qtr      13-1/2     10-3/4    9-1/2    6-1/8    8-1/2   4-13/16  13-3/4  10-1/2   12-3/4   7-5/8
------------------------------------------------------------------------------------------------------

As of March 31, 1997 there were approximately 930 stockholders of record of the Company's Common stock. The Company has not declared any dividends and does not expect to pay any dividends in the foreseeable future.

Annual Meeting: The annual meeting of stockholders will be held at 3:30 p.m., Thursday, May 29, 1997 at the Hyatt Regency La Jolla, located at 3777 La Jolla Village Drive, San Diego, California.

                                    Addendum

           Descriptions of Graphic and Image Materials in Exhibit 13.1


Cover

Graphic 1: The photograph in the top right corner of the page is of Orville G. Kolterman, M.D., Senior Vice President of Medical Affairs, meeting with an unidentified patient.

Graphic 2: The photograph in the bottom right corner of the page depicts approximately twenty unlabeled vials and cartridges of the experimental diabetes drug, pramlintide.

Graphic 3: The graph on the left side of the cover depicts the number of patients involved in the pramlintide clinical development program. Labeled across the X-axis of the graph are the years 1992 through 1998. The Y-axis of the graph is labeled 0 through 5 and entitled "Thousands of Patients." One arrow is drawn pointing to the right indicating that 74 patients were in Phase I clinical trials from 1992 to 1993. A second arrow is drawn pointing to the right indicating that a total of 1,521 patients are expected to participate in Phase II clinical trials between 1993 and 1998. A third arrow is drawn pointing to the right indicating that a total of 3,190 patients are expected to participate in Phase III clinical trials between 1995 and 1998. A line is drawn connecting the starting point of each of the arrows depicting an increase in the number of patients involved in the pramlintide clinical studies.

Page 1

Graphic 4: The photograph on the right side of the page depicts the following individuals: seated to the left is Daniel M. Bradbury, Vice President of Marketing; standing in the middle is Mary W. Treuhaft, Ph.D., Vice President of Regulatory Affairs and Quality Assurance; and seated to the right is Marjorie T. Sennett, Vice President and Chief Financial Officer.

Page 2

Graphic 5: The illustration is a vertical bar chart comparing fructosamine levels in the blood of insulin-using patients with Type II diabetes after four weeks of treatment with pramlintide. The X-axis is labeled from left to right with the dose of pramlintide: placebo (PBO), 30 micrograms QID, 60 micrograms TID, and 60 micrograms QID. The Y-axis is labeled with fructosamine concentrations from 280-350 micromoles per liter. Four vertical bar graphs are depicted within the illustrations which compare fructosamine levels before and after pramlintide dosing for 28 days.

Pages 1-3       Timeline description

Graphic: The timeline located at the bottom of page lists accomplishments achieved by the Company from February 1996 to December 1996 and lists goals for 1997.

Page 3
Graphic 6: The photograph on the right side of the page is of Richard M. Haugen, President and CEO (seated to the left), and Howard E. Greene, Jr., Chairman of the Board (standing to the right).

Page 4

Graphic 6: The illustration in the top left corner of the page depicts the percentage of diagnosed and undiagnosed cases of diabetes according to various age groups. The source of the graph is the National Diabetes Data Group, 1987. The bottom of the graph is labeled "Age Groups". The X-axis of the graph is labeled from left to right with the following age groups, 20-44, 45-54, 55-64, and 65-74. The Y-axis of the graph is labeled from bottom to top 0%, 10% and 20% indicating the percentage of the American population who are afflicted with diabetes. Four vertical bar graphs are depicted within the illustration.

Graphic 7: The photograph in the top right corner of the page depicts the hands of an unidentified person withdrawing insulin from a vial with a syringe.

Page 5

Graphic 8: The illustration on the right side of the page has three circular renderings placed vertically. The top circular rendering entitled "Retinopathy" depicts a cross section of the eye. The middle circular rendering entitled "Neuropathy" depicts a cross section of a kidney. The bottom circular rendering entitled "Nephropathy" depicts a foot.

Page 6

Graphic 9: The photograph on the left side of the page is of the following four individuals. Seated to the far left is Angelina Sampo, QC Analyst II, Quality Control. Seated to her right is Wade DeMond, Senior Staff Scientist, Pharmaceutical Chemistry. Standing to the right is Keith Herman, Senior Research Associate, Pharmaceutical Chemistry. Standing to the far right is Pamela Baltusis, Research Associate, Pharmaceutical Chemistry.

Graphic 10: The illustration is a flow diagram of which depicts the movement of glucose within the human body as mediated by the actions of insulin and amylin.

Meal-derived glucose is depicted via arrows as moving from the box indicating the "Gastrointestinal Tract" to the box indicating "Bloodstream" and thereafter into the box indicating "Tissues (Muscle, Fat, Liver)". Glucose from the box indicating "Liver" is also depicted via an arrow as entering the box indicating "Bloodstream."

Two actions of amylin are depicted by two arrows and labeled "Amylin acts to decrease glucose inflow and decrease glucagon." Two other actions of insulin are depicted via two additional arrows and labeled "Insulin acts to increase glucose outflow and decrease glucagon." A single arrow indicates the action of glucagon on the box indicating "Liver" and is labeled "Glucagon acts to increase liver glucose production."



Page 7

Graphic 11: The photograph in the bottom right corner of the page depicts approximately twenty unlabeled vials and cartridges of the experimental diabetes drug, pramlintide.


Graphic 12: The illustration in the top right corner depicts a theoretical three-dimensional model of the amylin molecule.

Page 9

Graphic 13: The photograph on the right side of the page is of Orville G. Kolterman, M.D., Senior Vice President of Medical Affairs, meeting with an unidentified patient.

Page 10

Graphic 14: The photograph on the left side of the page is of the following individuals: seated to the far left is John McGuire, Ph.D., Johnson & Johnson Vice President of Science and Technology/Business Development; standing to his right is Albert A. Lauritano, Vice President of Business Development; seated to his right is Bradford J. Duft, Esq., Vice President and General Counsel; and sitting on the table to his right is Gareth W. Beynon, M.B.A., M.D., Ph.D., Vice President, Amylin Europe Ltd.

Page 11

Graphic 15: The photograph on the right side of the page is of printed medical education materials produced by Amylin Pharmaceuticals.

Page 12

Graphic 16: The photograph in the top right corner is of Lynn Jodka, Research Associate, Physiology (seated in the foreground), and Sunil Bhavsar, Staff Scientist, Physiology (standing in the background).

Graphic 17: The illustration in the bottom left corner is a venn diagram depicting the relationship between diabetes, dyslipidemia and obesity. The largest rectangle is in the background entitled "Obesity". A smaller rectangle, entitled "Dyslipidemia", partially overlaps the obesity rectangle. The third smallest rectangle entitled "Diabetes" partially overlaps the other two rectangles in the foreground.

Graphic 18: The photograph on the right side of the page is of a Gila monster lizard.

Page 32

Graphic 19: The illustration is a price/volume graph of the average weekly share price and weekly trading volume of Amylin Pharmaceuticals' stock during 1995 and 1996. The X-axis is labeled with the date of the last trading day of each month. The Y-axis is labeled 0 to 6.0 and entitled "Weekly Volumes (shares) in millions." The Y-axis is also labeled $3 to $15 and entitled "Stock Price in U.S. Dollars."